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                                                               HARTFORD LIFE

October 23, 2001



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  Hartford Life Insurance Company
     Separate Account Two DC Variable Account II ("Registrant")
     Registration Statement on Form N-4
     File No. 333-72022

Commissioners:

On behalf of the Registrant, we hereby respectfully request the Registration Statement on Form N-4 filed for the Registrant on October 22, 2001 (the "Registration Statement") (EDGAR accession number 0000912057-01-536223) be withdrawn. The filing was inadvertently made under an erroneous CIK number. The Registration Statement has since been filed on behalf of the correct Registrant (Hartford Life Insurance Company Separate Account Eleven) on October 23, 2001 (EDGAR accession number 0000912057-01-536299) under File No. 333-72042. We request that the October 23, 2001 filing remain in effect.

If you have any questions regarding this withdrawal, please feel free to contact me at 860-843-6320.

Sincerely,



Thomas S. Clark
Assistant Counsel

cc:  Rebecca Marquigny, Esq.
     Securities and Exchange Commission